Delisting Determination,The Nasdaq Stock Market, LLC,
March 13, 2009, LOUD Technologies Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of LOUD Technologies Inc.
(the Company), effective at the opening of the trading session on March 23, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
4310(c)(14). The Company was notified of the Staffs determination on February 20, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on March 3, 2009.